SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

LUMENIS LTD.
__________________________________________________________________________________
(Name of Issuer)

Ordinary Shares, par value NIS 0.85; and
Ordinary B Shares, par value NIS 0.85
__________________________________________________________________________________
(Title of Class of Securities)

M6778Q113
M6778Q121
________________________________________________________________________________
(CUSIP Number)

Yoav Doppelt
40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.
972-3-745-6000
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2014
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. M6778Q113, M6778Q121
1.	Names of Reporting Persons. XT Hi-Tech Investments (1992) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 8,843,086(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,843,086 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,843,086 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) (2)
Includes 251,170 shares underlying currently exercisable warrants. See Item 5.

The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 ordinary shares, par value NIS 0.85 per share (“Ordinary Shares”), and 9,474,326 ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares”), as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 27, 2014 (the “2013 Form 20-F”).

CUSIP NO. M6778Q113, M6778Q121
1.	Names of Reporting Persons. XT Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,843,086 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,843,086 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,843,086 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.9% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 8,591,916 shares and 251,170 additional shares underlying currently exercisable warrants held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, wholly-owned subsidiary of the Reporting Person, with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 100% control of the equity securities thereof. See Item 5.

(2)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

CUSIP NO. M6778Q113, M6778Q121
1.	Names of Reporting Persons. Lynav Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 58,012
	8.	Shared Voting Power 8,843,086 (1)
	9.	Sole Dispositive Power 58,012
	10.	Shared Dispositive Power 8,843,086 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,901,098(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.1% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)
Consists entirely of the 8,591,916 shares and 251,170 additional shares underlying currently exercisable warrants held by XT Hi-Tech Investments (1992) Ltd., which is an indirect, 50%-owned subsidiary of the Reporting Person, with which the Reporting Person shares beneficial ownership as a result of the Reporting Person’s indirect, 50% control of the equity securities thereof. See Item 5.

(2)
Includes the 8,591,916 shares and 251,170 additional shares underlying currently exercisable warrants held by XT Hi-Tech Investments (1992) Ltd. described in footnote (2) above, as well as 58,012 shares directly held by the Reporting Person.

(3)
The percentage presented is based on 35,241,512 shares of the Issuer outstanding as of March 20, 2014, which consists of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in the 2013 Form 20-F).

Item 1.  Security and Issuer.

This Amendment No. 7 (“Amendment No. 7”) to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the “Original Statement”), as amended by Amendment No. 1 filed on June 23, 2008 (“Amendment No. 1”), Amendment No. 2 filed on April 1, 2009 (“Amendment No. 2”), Amendment No. 3 filed on July 13, 2009 (“Amendment No. 3”), Amendment No. 4 filed on June 2, 2011 (“Amendment No. 4”), Amendment No. 5 filed on March 12, 2012 (“Amendment No. 5”), and Amendment No. 6 filed on February 12, 2014 (“Amendment No. 6”), relates to the ordinary shares, par value NIS 0.85 per share (“Ordinary Shares”), and ordinary B shares, par value NIS 0.85 per share (“Ordinary B Shares”, and collectively with the Ordinary Shares, the “Shares”) of Lumenis Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel.

This Amendment No. 7 is being filed by the Reporting Persons (as defined in Item 2 below) in order to report a change in their beneficial ownership due to the sale by XT Hi-Tech (as defined in Item 2 below) on March 26, 2014, of 281,994 Ordinary B Shares. The sale was effected to underwriters that had exercised their option to purchase additional Ordinary B Shares from selling shareholders pursuant to that certain underwriting agreement, dated February 27, 2014 (the “Underwriting Agreement”), by and among the Issuer, XT Hi-Tech and other selling shareholders, and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Jefferies LLC, as representatives of the underwriters for the public offering of the Issuer’s Ordinary B Shares (the “Offering”).

Except as set forth in this Amendment No. 7, all information included in the Original Statement, as modified by Amendments No. 1, 2, 3, 4, 5 and 6, is incorporated herein by reference, and all capitalized terms appearing herein and not otherwise defined shall have the meaning ascribed thereto in the Original Statement, as modified by Amendments No. 1, 2, 3, 4, 5 and 6.

Item 2.  Identity and Background.

This Amendment No. 7 is being filed by each of: (i) XT Hi-Tech Investments (1992) Ltd. (formerly known as Ofer Hi-Tech Investments Ltd.), an Israeli company (“XT Hi-Tech”), (ii) XT Holdings Ltd. (formerly known as Ofer Holdings Group Ltd.), an Israeli company and indirect parent company of XT Hi-Tech (“XT Holdings”), and (iii) Lynav Holdings Ltd., an Israeli company (“Lynav”) (collectively, the “Reporting Persons”).

XT Hi-Tech is an indirect wholly owned subsidiary of XT Investments Ltd, which is a direct wholly-owned subsidiary of XT Holdings, of which Orona Investments Ltd. (“Orona”) and Lynav are each the direct owners of one-half of the outstanding shares. Orona is indirectly owned 56% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona. Lynav is held 95% by CIBC Bank and Trust Company (Cayman) Ltd.– as trustee of a discretionary trust established in the Cayman Islands. Mr. Angel is member of the board of directors of XT Hi-Tech and has a casting vote by virtue of special shares held by Mr. Angel and Orona only with respect to various decisions taken by the board, including voting and disposition over the Shares held by XT Hi-Tech.

The following identity and background information is presented with respect to each of XT Hi-Tech, XT Holdings, Lynav and Orona (collectively, the “Reporting Entities”):

(a)           State of Organization: Israel.

(b)           Principal Business: XT Hi-Tech is an investment company which invests in, among others, technology companies.  Each of XT Holdings, Orona and Lynav is a holding and investment company.

(c)           Address of Principal Business and Principal Office: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(d)           Criminal Proceedings:  During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following identity and background information is presented with respect to Mr. Udi Angel (the “Reporting Individual”):

(b)           Business Address: 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, Tel Aviv 69102, Israel.

(c)           Present Principal Occupation: Business person.

(d)           Criminal Proceedings:  During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship:  Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

Except to the extent set forth herein, as of the filing of this Amendment No. 7, the Reporting Entities and the Reporting Individual do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by any of them of additional Shares, or the disposition of Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (h) causing the Ordinary B Shares to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing the Ordinary Shares or Ordinary B Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Entities and the Reporting Individual may acquire (including through the exercise of remaining warrants held by XT Hi-Tech) additional, and/or sell existing Ordinary Shares or Ordinary B Shares of the Issuer, either in the open market or in privately negotiated transactions.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 7 are made on the basis of 35,241,512 outstanding Ordinary Shares of the Issuer outstanding as of March 20, 2014, which consist of 25,767,186 Ordinary Shares, and 9,474,326 Ordinary B Shares (as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2014 (the “2013 Form 20-F”)).  As described in the 2013 Form 20-F, holders of Ordinary Shares and Ordinary B Shares have identical rights, and all outstanding Ordinary Shares will automatically be reclassified as Ordinary B Shares on a 1:1 basis (x) in their entirety, on the 181st day following the date of the Underwriting Agreement (as may be extended by up to 33 days under certain circumstances), or (y) partially, on a pro rata basis among holders of Ordinary Shares, based on a determination of the Issuer’s board of directors (after consultation with the underwriters for the Offering) during that 181 day period. Because of the identical rights associated with these two classes of Shares and the proportional manner in which all Ordinary Shares will be automatically reclassified as Ordinary B Shares, beneficial ownership information is presented herein on an aggregate basis for all Shares (Ordinary and Ordinary B).

(a) (i) XT Hi-Tech may be deemed to be the beneficial owner of an aggregate of 8,843,086 Shares of the Issuer, representing approximately 24.9% of the issued and outstanding share capital of the Issuer.  Such amount consists of: (1) 8,591,916 Shares held by XT Hi-Tech directly; and (2) 251,170 Shares issuable upon exercise of warrants (all of which are currently exercisable) held by XT Hi-Tech.  XT Hi-Tech possesses sole voting and dispositive power with respect to all Shares that it beneficially owns.

(ii) XT Holdings may be deemed to be the beneficial owner of an aggregate of 8,843,086 Shares of the Issuer, representing approximately 24.9% of the issued and outstanding share capital of the Issuer. Such amount consists of: (1) 8,591,916 Shares held by XT Hi-Tech; and (2) 251,170 Shares issuable upon exercise of warrants (all of which are currently exercisable) held by XT Hi-Tech.  XT Holdings does not hold any Shares itself.  XT Holdings merely shares voting power and dispositive power (by virtue of XT Holdings’ serving as an indirect parent company of XT Hi-Tech) with respect to all Shares beneficially owned by XT Hi-Tech.

(iii) Lynav may be deemed to be the beneficial owner of an aggregate of 8,901,098 Shares of the Issuer, representing approximately 25.1% of the issued and outstanding share capital of the Issuer.  Such amount consists of (1) 58,012 Shares held by Lynav directly (for which it has sole voting and dispositive power) and (2) 8,843,086 Shares beneficially owned by XT Hi-Tech (consisting of (a) 8,591,916 Shares, and (b) 251,170 Shares issuable upon exercise of warrants (all of which are currently exercisable) held by XT Hi-Tech), with respect to which Lynav shares voting and dispositive power by virtue of its indirect 50% ownership interest in XT Hi-Tech.  Lynav disclaims beneficial ownership of all Shares beneficially owned by XT Hi-Tech except to the extent of its pecuniary interest therein.

(iv) Each of Orona and Mr. Udi Angel may be deemed to share beneficial ownership (both voting power and dispositive power) with respect to all Shares held by XT Hi-Tech by virtue of their respective indirect ownership interests in XT Hi-Tech.  Each of Orona and Mr. Udi Angel disclaims beneficial ownership of all such Shares except to the extent of its or his (as appropriate) pecuniary interest therein.

Except for the foregoing, the Reporting Persons and the other persons and entities identified in Item 2 do not have any beneficial ownership in any Shares.

(b)          The Reporting Entities and the Reporting Individual possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer’s Shares as described in paragraph (a) above.

(c)           Other than the sale by XT Hi-Tech of 281,994 Ordinary B Shares in the Offering, as described in Item 1 of this Amendment No. 7, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Entities or the Reporting Individual.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Tag-Along Agreement and the Registration Rights Agreement set forth in Amendment No. 3 are incorporated by reference herein.

On February 24, 2014, XT Hi Tech, Viola- LM Partners L.P. (formerly known as LM Partners L.P.) and the other investors party to the Registration Rights Agreement entered into Amendment No. 2 to the Registration Rights Agreement with the Issuer, pursuant to which, among other things, the definition of the “Registrable Securities” entitled to registration rights under the Registration Rights Agreement was revised to include Ordinary B Shares and exclude Ordinary Shares.

Except as set forth above, currently there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any of the other persons and entities identified in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Summary of material terms relating to loan extended to XT Hi-Tech (incorporated by reference to Exhibit 2 to the Original Statement, filed on July 10, 2007).

Exhibit 2 -- Tag Along Agreement, dated as of June 28, 2009, by and among XT Hi-Tech and the Bank (incorporated by reference to Exhibit 4 to Amendment No. 3, filed on July 13, 2009).

Exhibit 3 -- Registration Rights’ Agreement, dated as of December 5, 2006, as amended by Amendment No. 1, dated June 25, 2009, and Amendment No. 2, dated February 24, 2014, by and among the Issuer, LM Partners L.P. (now known as Viola-LM Partners L.P.), Ofer Hi-Tech (now known as XT Hi-Tech Investments (1992) Ltd.), the other investors identified on Schedule I thereto and the Bank (incorporated by reference to Exhibit 4.20 to the Issuer’s annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 27, 2014).

Exhibit 4 -- Joint Filing Agreement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

XT HI-TECH INVESTMENTS (1992) LTD.

By: /s/ Yoav Doppelt
Name: Yoav Doppelt
Title:  CEO

XT HOLDINGS LTD.

By: /s/ Yossi Rosen
Name: Yossi Rosen
Title: President

LYNAV HOLDINGS LTD.

By: /s/ Yossi Rosen
Name: Yossi Rosen
Title: Director

Dated: May 19, 2014